

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2016

Dawn M. Zier
President and Chief Executive Officer
Nutrisystem, Inc.
600 Office Center Drive
Fort Washington, Pennsylvania

      Re: **Nutrisystem, Inc.**
             Form 10-K for the fiscal year ended December 31, 2015
             Filed February 29, 2016
             File No. 000-28551

Dear Ms. Zier:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Mara L. Ransom

                                   Mara L. Ransom
                                   Assistant Director
                                   Office of Consumer Products